Northern Lights Fund Trust III	Northern Lights Distributors, LLC
17605 Wright Street	17605 Wright Street
Omaha, NE 68130	Omaha, NE 68130
(402) 895-1600	(402) 493-1731

VIA ELECTRONIC TRANSMISSION

February 14, 2013

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Request for Acceleration of Northern Lights Fund Trust III Registration Statement on Form N-14 Pre-Effective Amendment No. 3, File No. 333-185875

Dear Ladies and Gentlemen, Ms. Churko and Mr. Grzeskiewicz:

Northern Lights Fund Trust III (the "Registrant") and Northern Lights Distributors, LLC (the principal underwriter/distributor) for the Registrant, each an undersigned, hereby request, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (1933 Act), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 3 to the Registrant's registration statement on Form N-14 be accelerated to February 14, 2013, or, in the alternative, acceleration to the earliest possible time after the date requested.

The undersigned is each aware of its obligations under the 1933 Act.  Specifically, the Registrant acknowledges the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant undertakes to include revisions related to any supplemental comments received from the staff following the filing of Pre-Effective Amendment No. 3 in the definitive version of the proxy statement/prospectus and will make a Rule 497 filing including such revisions.

Sincerely,

Northern Lights Fund Trust III	Northern Lights Distributors, LLC
By: /s/ James P. Ash	By: /s/ Brian Nielsen
James P. Ash	Brian Nielsen
Secretary	President